LOCKE LIDDELL & SAPP llp
Attorneys & Counselors

2200 Ross Avenue		(214) 740-8000
Suite 2200		Fax: (214) 740-8800
Dallas, Texas 75201-6776	Austin • Dallas • Houston •New Orleans •Washington, D.C.	www.lockeliddell.com
February 15, 2006
Mr. David Roberts
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Landwin REIT, Inc. Form S-11 Filed on November 7, 2005 File no. 333-129534
Dear Ms. Wolff:
     Landwin REIT, Inc. (the “Company”) is in receipt of the Commission’s comment letter dated February 9, 2006. Pursuant to our conversation, on behalf of the Company, I hereby advise you of the following.
     In response to comment 2 in your most recent letter, and to the Commission’s continued concern regarding whether the database owners will engage in activities causing them to be broker-dealers, the Company hereby advises the Commission that it will not be charged a fee for the use of the database. The database owners have given the Company the right to use the database without receiving any consideration therefor. The Company will use the information contained in the database to contact, deliver the prospects to, and set up its own “road shows” with potential investors. The Company will attend meetings of the network established by the database owners for the purpose of networking with fellow attendees, but will not make presentations at these meetings.
     The Commission has also inquired as to what services the Sponsors will perform in return for the formation fee. The Company hereby advises the Commission that the formation fee payable to each of the Company’s Sponsors, Sylvia, Inc. and SmithDennison Capital, LLC, will be increased to $2,500,000. The formation fee will be payable pursuant to the terms of a promissory note (a form of which was previously provide to you) which will be due one year after the effectiveness of the Registration Statement. The formation fee is being paid for the work that Sylvia and SmithDennison Capital have done and will continue to do to initiate and direct the founding and organization of the Company, including, but not limited to, the interviewing, selection and hiring of lawyers and accountants, assistance in drafting the registration statement, and assistance in responding to comments received by the Commission. Additionally, the parties have structured the proposed transaction, interviewed investment bankers when they were considering the offering as an underwritten IPO, handled inquiries of parties wanting to sell property to the Company and they have invested substantial time and effort preparing the prior performance tables and obtaining materials from storage that were requested by the Commission. The Company continues to advise the Commission that the payment of the formation fee does not relate to any activities of Messrs. Landis or Dennison in the sale of the Company’s securities.
     Please contact me at (214) 740-8515 if you have any questions.
Sincerely,

/s/ GINA E. BETTS
Gina E. Betts

cc:	Martin Landis Sean Dennison